**BLAZNTECH, INC.**

Unaudited Financial Statements For The Period of January 1, 2011 to December 31, 2017

April 26, 2018

**Independent Accountant's Review Report**

To Management
Blazntech, INC
Research Triangle Park, NC

I have reviewed the accompanying balance sheet of Company, Inc. as December 31,2017, and the related statements of income, retaining earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquires of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

My responsibility to conduct the review in accordance with Statements on Standards for Accounting and review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

**Accountant's Conclusion**

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

James A. Cox III, EA
April 26, 2018

**BLAZNTECH, INC**
**BALANCE SHEET**
**December 31, 2017**

_____

**ASSESTS**

**CURRENT ASSETS**

Cash $ 100

TOTAL CURRENT ASSETS $ 100

**NON-CURRENT ASSETS** -

TOTAL NON-CURRENT ASSETS $ 100

-

TOTAL ASSETS $ 100

**LIABILITES AND STOCKHOLDERS' EQUITY**

**STOCKHOLDERS' EQUITY**

Common Stock $ 90
(10,000,000 shares authorized, 9,000,000 shares outstanding, $.00001 par value)
Additional Paid In Capital $ 10
Retained Earnings (Deficit) _

TOTAL STOCKHOLDERS' EQUITY $ 100

TOTAL LIABILITES AND STOCKHOLDERS EQUITY $ 100

**BLAZNTECH, INC**
**INCOME STATEMENT**
**FOR THE PERIOD JANUARY 1, 2017 TO DECEMBER 31, 2017**

_____

| | |
|---|---|
| **Operating Income** | |
| Sales | $ - |
| | _____ |
| **Gross Profit** | - |
| | _____ |
| **Net Income Before Provision for Income Tax** | - |
| **Provision for Income Taxes** | - |
| | _____ |
| **Net Income** | $ - |
| | _____ |

**BLAZNTECH, INC**
**INCOME STATEMENT**
**FOR THE PERIOD JANUARY 1, 2017 TO DECEMBER 31, 2017**

_____

| | | |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ | - |
| | | |
| **Net Cash Flows From Operating Activities** | **$** | **-** |
| | | |
| **Cash Flows From Financing Activities** | | |
| Sale of Stock | $ | 100 |
| | | |
| **Net Cash Flows From Investing Activities** | **$** | **100** |
| | | |
| **Cash at Beginning of Period** | | - |
| **Net Increase (Decrease) In Cash** | $ | 100 |
| **Cash at End of Period** | **$** | **100** |

BLANZTECH,INC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
January 1, 2017 to December 31, 2017

_____

## ORGANIZATION AND NATURE OF ACTIVITES

Blazntech,INC ("the Company") produces the world's first and only Motorized Weapons Cleaning System, a pocket-sized tool that manages to quickly and effectively (without any disassembly) clean most commonly used rifles and handguns. Made from glass-reinforced nylon, assembled in the United States, and covered by a lifetime warranty, the (MWCS) is guaranteed to provide a luxurious cleaning experience. Founded by a combat veteran-owned and operated company that takes great pride in delivering its necessity-based invention to an industry that is already calling the product "a vacuum in a market full of brooms".

The Company has not commenced principal operations. Management intends to conduct an equity crowdfund offering during the fourth quarter of 2017 for the purpose of raising operational capital.

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

### Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months of less when purchased.

<u>Income Taxes</u>

The Company is subject to tax in the federal jurisdiction of the United States. The Company's 2017 federal income tax filing will be subject to inspection by the Internal Revenue Service until 2021.

The Company is subject to income tax in the State of North Carolina. The Company's 2017 tax filing for the State of North Carolina will be subject to inspection by that State until expiration of the statutory period of limitations in 2022.

BLANZTECH, INC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

———————

<u>Revenue</u>

The Company earned no revenue during the period ended December 31, 2017.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provide on such deposits.

<u>Licensing</u>

The Company has an exclusive license to produce the Motorized Weapons Cleaning System ("MWCS"), its signature product, for a period of five years commencing from December of 2016. The MWCS patent is owned by a related company and is currently pending before the US Patent and Trademark Office and its international equivalents. The Company faces that patent application may fail in one or more jurisdictions, which could negatively affect the Company's legal ability to better sole provider of the MWCS.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 26, 2018 the date the financial statements were available to be issued.